Exhibit 12

NDS GROUP PLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the nine months
	ended March 31,
	(Unaudited)
(in thousands, except ratio)	2006	2005
Consolidated pretax income from continuing operations	$115,918	$79,191
Interest portion of rental expense	4,169	2,825
Earnings	$120,087	$82,016
Fixed charges, being interest portion of rental expense	$4,169	$2,825
Ratio of earnings to fixed charges	28.8	29.0